AMERICAN PHYSICIANS SERVICE GROUP, INC., (AMPH)

                               EXTENDS RIGHTS PLAN



         September 21, 1999 - American Physicians Service Group, Inc. (NASDAQ/AMPH) (the "Company"), announced that its Board of Directors has extended its shareholder protection rights plan designed to reduce the risk of coercive takeover tactics and enhance the potential of all shareholders to realize the long-term value of their investment in the Company. The shareholder rights plan provides that one Preferred Share purchase right will be distributed as a dividend on each outstanding share of common stock held of record as of the close of business on August 15, 1999. Ken Shifrin, chairman and chief executive officer, stated, "The shareholders rights plan is designed to strengthen the ability of the Board of Directors to fulfill its fiduciary duties to take actions which are in the best interests of the shareholders."

         Each Preferred Share purchase right entitles the registered holder to purchase from the Company, upon the occurrence of certain triggering events, one one-thousandths of a share of the Company's Junior Participating Preferred Stock, Series A, par value $1.00 per share, at a price of $20 per one one-thousandth of a Preferred Share, subject to adjustment. Generally, each one one-thousandth of a Preferred Share will have rights at least as favorable as one share of the Company's common stock, par value $.10. The rights to acquire the Preferred Shares will be exercisable upon the earlier of (a) a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding common shares of the Company or (b) the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding common shares of the Company.

         APS is a management and financial services firm with subsidiaries and affiliates which provide: medical malpractice insurance services for doctors; brokerage and investment services to institutions and high net worth individuals; refractive eye surgery; lithotripsy services in 34 states; and dedicated care facilities for Alzheimer's patients. The Company is headquartered in Austin, Texas and maintains offices in Dallas and Houston.

         This press release, particularly the statements by Mr. Shifrin, includes forward-looking statements related to the Company that involve risks and uncertainties that could cause actual results to differ materially. These forward-looking statements are made in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. For further information about these factors that could affect the Company's future results, please see the Company's recent filings with the Securities and Exchange Commission. Prospective investors are cautioned that forward-looking statements are not guarantees of future performance. Actual results may differ materially from management expectations. Copies of the filings are available upon request from the Company's investor relations department.

For further information, visit APS' website at www.amph.com or contact:

Mr. Kenneth Shifrin, Chairman of the Board (or)
Mr. W. H. Hayes, Sr. Vice President - Finance
American Physicians Service Group, Inc.
1301 Capital of Texas Highway, C-300
Austin, Texas  78746
(512) 328-0888